YUKON-NEVADA GOLD CORP.
(the "Company")

NOTICE OF CHANGE OF AUDITOR

CONFIRMATION RE REVIEW BY AUDIT COMMITTEE
OR BOARD OF DIRECTORS

The following documentation has been reviewed by the Company's Audit Committee and the Board of Directors:

(a)	the Notice, and

(b)

letters from each of KPMG LLP, the Former Auditor, and Deloitte & Touche LLP, the Successor Auditor, addressed to the British Columbia Securities Commission, Alberta Securities Commission and the Ontario Securities Commission.

DATED at Vancouver, B.C. as of this 3rd day of November, 2010.

Yukon-Nevada Gold Corp.

Per:

“Robert F. Baldock” (signature)

Robert Baldock (name - please print)